RMS

18007197

SEC MAIL PROCESSING
Received
FEB 27 2018
WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47217

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andrews Securities dba LoHi Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1888 N Sherman Street, Ste 770
(No. and Street)

Denver	CO	80209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bobbi Babitz 303 717 9869
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding & Hittesdorf PC
(Name – *if individual, state last, first, middle name*)

650 S Cherry St, Ste 1050	Denver	CO	80246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GK

OATH OR AFFIRMATION

I, Bobbi Babitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andrews Securities, LLC dba LoHi Securities, as of December 31st, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELINE CABECAS
Notary Public – State of Colorado
Notary ID 20174040113
My Commission Expires Sep 27, 2021

[signature]
Signature

Chief Compliance Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOHI SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

LOHI SECURITIES, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
LoHi Securities, LLC
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LoHi Securities, LLC (a limited liability company) as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LoHi Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of LoHi Securities, LLC's management. Our responsibility is to express an opinion on LoHi Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LoHi Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of LoHi Securities, LLC's financial statements. The supplementary information contained in Schedules I and II is the responsibility of LoHi Securities, LLC's management. Our audit procedures included determining whether the supplementary information contained in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information contained in Schedules I and II. In forming our opinion on the supplementary information contained in Schedules I and II, we evaluated whether the supplementary information contained in Schedules I and II, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
We have served as LoHi Securities, LLC's auditor since 2017.
Denver, Colorado
February 21, 2018

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instruction of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harding & Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 21, 2018

LOHI SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents (Note 1)	$23,406
Commissions receivable	$1,383,344
Other Current Assets	$4,169
Other Assets	$52
	$1,410,971

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accrued expenses and other liabilities	$1,261,261
Commitments and Contingencies (Notes 3 and 4)	
MEMBERS EQUITY (Note 2)	$149,710
	$1,410,971

The accompanying notes are an integral part of the statement.

LOHI SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2017

Revenue

Financial Advisory Income	$7,500
Investment Banking Income	$6,108,003
Consulting Income	$185,231
Total Revenue	$6,300,734

Expenses

Payroll Related Expenses	$73,727
Commissions	$5,480,069
Rent & Occupancy	$24,096
Technology & Communications	$11,432
Professional Fees	$495,338
Travel & Entertainment	$19,919
Other Operating Expenses	$16,189
Marketing & Advertising	$4,509
Reconciliation Discrepancies	$(5)
Regulatory Fees & Compliance	$66,098
Insurance & Risk Management	$2,790
Other Expenses	$0
Total Expenses	$6,194,162
NET INCOME	**$106,572**

The accompanying notes are an integral part of the statement.

LOHI SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2017

Balance, December 31, 2016	$43,138
Net income	$106,572
Balance, December 31, 2017	$149,710

The accompanying notes are an integral part of the statement.

LOHI SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2017

ASSETS

Cash flows from operating activities:

Net Income	$106,572
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in Accounts Receivable	$(784,703)
Increase in Prepaid Expenses	$(1,754)
Increase in Accounts Payable	$628,326
Increase in accrued expenses and other liabilities	$0
Increase in payroll liabilities	$372
Net cash provided by Operating Activities	**$(51,187)**
Adjustments to reconcile net income to net cash used in investing activities:	
Increase in computers and equipment	$251
Security Deposits – Corporate Office Lease	$1500
Net cash provided by Investing Activities	**$1,751**
Adjustments to reconcile net income to net cash used in financing activities:	
Changes in operating assets and liabilities:	
Net cash provided by Financing Activities	**$0**
Net increase (decrease) in cash	$(49,436)
Cash at beginning of Year	$72,842
Cash at end of year	$23,406

The accompanying notes are an integral part of the statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

LoHi Securities, LLC ("LoHi Securities", "LoHi Securities" or the "Company"), is a Colorado limited liability company, organized in 2003 to engage in best efforts underwriting and private placements of securities. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority, Inc. ("FINRA").

15c-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents.

Revenue Recognition

The Company primarily derives its revenues from investment banking and capital raising activities. Revenue associated with investment banking and capital raising activities is recognized when earned in accordance with the applicable investment banking and placement agent agreements. Due diligence fees and expense advances received by the Company, along with any related expenses that are incurred, are initially deferred and are recognized only when the services have been provided.

The company also derives revenues from offering compliance and consulting services to several clients.

The Company records its securities transactions on a trade-date basis. Changes in the valuation of portfolio investments are included in the statement of operations.

(Continued)

Note 1-Organization and Summary of significant accounting policies

Valuation of Securities

The Company accounts for its investments in accordance with Accounting Standards Codification ("ASC") 820. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants and the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Note 1-Organization and Summary of significant accounting policies ***(concluded)***

Valuation of Securities (Concluded)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities that are freely tradable and listed on a national securities exchange or reported on NASDAQ national market at the last sales price as of last business day of the year.

Many cash and over-the-counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies require that fair value be within the bid-ask range. The Company's policies for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. The Company considers these investments as Level 1 securities for active markets and Level 2 securities for thinly traded markets. Changes in fair value are reflected in the Company's statement of operations.

Income Taxes

The Company is recognized as a Sole Member LLC by the Internal Revenue Service. As such, the Company does not record a provision for income taxes because its members report their share of the Company's income or loss on their income tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

(Continued)

Note 1-Organization and Summary of significant accounting policies ***(concluded)***

Income Taxes (Concluded)

The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are expenses as incurred.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $145,489 and $84,084, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 8.7 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has a noncancelable operating lease with an unrelated party for office space which expires in July 2020. Future minimum lease payments are as follows:

Year Ending December 31,	Amount
2018	$27,531
2019	$27,531
2020	$13,765

Rent and related occupancy costs charged to operations amounted to $21,456.50 for the year ended December 31, 2017

The Company paid a related party, LoHi Merchant Bank, in the amount of $393,307.97 for the year ended December 31, 2017 for managing the Company.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND OTHER RISKS AND UNCERTAINTIES

The Company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties, do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the Company's trading activities, the Company may purchase securities for its own account and may incur losses if the market value of those securities decline subsequent to December 31, 2017.

The Company's financial instruments, including cash and cash equivalents, commissions receivable, other assets, and accrued expenses and other liabilities, are carried at amounts that approximate fair value due to the short-term nature of those instruments. Investments are valued as described in Note 1.

As of December 31, 2017, the Company does not have deposits in banks in excess of the FDIC insured amount of $250,000.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 6 - SIGNIFICANT CLIENTS

The Company derived approximately 76% of total revenue from one client in 2017.

SUPPLEMENTARY INFORMATION

LOHI SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Credit

Members' Equity	$149,710

Debits

Non-allowable assets:	
Accounts Receivable	$0
Prepaid Items	$4,169
Other assets	$52
Total Non-allowable assets	$4,221
TOTAL NET CAPITAL	**$145,489**

Minimum requirements of 6-2/3% of aggregate indebtedness of	
$1,261,261 or $5,000, whichever is greater	$84,084
SEC Rule 17a-11 (120% Required Net Capital)	$100,901
Excess Net Capital	**$44,588**

Aggregate Indebtedness

Accrued expenses and other liabilities	$1,261,261
Ratio of Aggregate Indebtedness to Net Capital	8.7:1

There are no material differences between the above computation of net capital and the corresponding computation by the Company with the unaudited Form X-17A-5 as of December 31, 2017

The accompanying notes are an integral part of the statement.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of LoHi Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) LoHi Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which LoHi Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (exemption provisions) and (2) LoHi Securities, LLC stated that LoHi Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. LoHi Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LoHi Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 21, 2018

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of LoHi Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by LoHi Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying Amended General Assessment Reconciliation (Form SIPC-7) of LoHi Securities, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating LoHi Securities, LLC's compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). LoHi Securities, LLC's management is responsible for LoHi Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Amended Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Amended Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Amended Form SIPC-7 with supporting schedules and working papers, noting a $696 difference;

4. Recalculated the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Amended Form SIPC-7 on which was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instruction of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 21, 2018

LoHi
Merchant Bank

January 23, 2018

Exemption Report 2017

To whom it may concern:

Dear Sir/Madam

To the best of my knowledge and belief, LoHi Securities, LLC (the "Company") claimed exemption from possession or control requirements of SEC Rule 15c3-3 under sub-paragraph (k)(2)(i) for the fiscal year ended December 31,2017.

The Company does not carry or clear customer accounts. The Company does not handle customer checks or cash.

The Company has me the identified exemption provisions throughout the most recent fiscal year without exception.

Bobbi Babitz
Chief Compliance Officer
LoHi securities, LLC